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                             December 8, 2020

       Nicholas Campanella
       Chief Financial Officer
       Sun Pacific Holding Corp.
       215 Gordon   s Corner Road, Suite 1a
       Manalapan, NJ 07726

                                                        Re: Sun Pacific Holding
Corp.
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2019
                                                            Filed December 7,
2020
                                                            File No. 000-51935

       Dear Mr. Campanella:

               We have reviewed your December 7, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 1, 2020 letter.

       Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 9A. Controls and Procedures, page 16

   1. We are reissuing our prior comment. We note your revised disclosure including the section - Management's
Report on Internal Control over Financial Reporting however, your disclosure is not
consistent with Item 308(a) of Regulation S-K or Rules 13a-15(f) of the Exchange Act.
Please revise accordingly. Additionally, we note you revised several areas within the the
section - Evaluation of Disclosure Controls and Procedures.
                                                        However, in doing so it
appears you have commingled the disclosure requirement of Item
                                                        307 Disclosure Control
and Procedures with Item 308 Internal control over financial reporting. Please
revise accordingly to separately provide the disclosure requirements of
                                                        Items 307 and Item 308
of Regulation S-K.
 Nicholas Campanella
Sun Pacific Holding Corp.
December 8, 2020
Page 2

       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 with any questions.



                                                        Sincerely,
FirstName LastNameNicholas Campanella
                                                        Division of Corporation
Finance
Comapany NameSun Pacific Holding Corp.
                                                        Office of Trade &
Services
December 8, 2020 Page 2
cc:       William Robinson Eilers, Esq
FirstName LastName